March  27, 2009

Ms. Angela Crane

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mosys, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 17, 2008
File No. 000-32929

Dear Ms. Crane:

MoSys, Inc. (“we” or the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated March 9, 2009 (the “Letter”) regarding the above referenced documents.

Form 10-K for the Year Ended December 31, 2007

Financial Statements, page 50

Note 1: The Company and Summary of Significant Accounting Policies, page 54

Revenue Recognition, page 56

Royalty, page 58

1.               Please refer to our prior comment 2.  With regards to license agreement D, please further explain to us the terms of the agreement including all payments that were made to you under the agreement, how you accounted for each and why.  In light of your obligation to develop and obtain silicon qualification as part of this agreement, please specifically tell us how you determined it was appropriate to recognize any revenue up front.  We refer you to SAB Topic13.A.3.f., noting footnote 36, which states that “the Staff believes that the vendor activities associated with the up front fee even if considered a deliverable to be evaluated under EITF 00-21, will rarely provide value to the customer on a standalone basis.  Specifically cite the GAAP literature upon which you based your accounting.

We applied EITF 00-21 to identify each unit of accounting in License Agreement D.  EITF 00-21, paragraph 9, sets forth the following criteria to be considered in determining whether the delivered items should be considered separate units of accounting:

•                  The delivered item(s) has value to the customer on a standalone basis;

•                  There is objective and reliable evidence of the fair value of the undelivered item(s); and

•                  If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Applying the guidance of paragraph 9 of EITF 00-21, we determined that License Agreement D included the following fee elements:

•                  Fee Element A - a non-refundable and non-cancelable $400,000 fee for a license grant allowing the licensee to manufacture products incorporating our technology at the 90 and 65 nanometer process nodes, payable 60 days after execution of the agreement;

•                  Fee Element B - a non-refundable and non-cancelable $500,000 fee for past due and prepaid royalties, payable 60 days after execution of the agreement;

•                  Fee Element C - a $300,000 fee for the Company to deliver an embedded  memory semiconductor reference design at the 90 nanometer semiconductor process node for the licensee to conduct silicon qualification in its manufacturing process, $150,000 payable 30 days after the Company delivers the reference design and $150,000 payable 30 days after the reference design passes the silicon qualification tests; and

•                  Fee Element D - a $300,000 fee for the Company to deliver an embedded memory semiconductor reference design at the 65 nanometer semiconductor process node for the licensee to conduct silicon qualification in its manufacturing process, $150,000 payable 30 days after the Company delivers the reference design and $150,000 payable 30 days after the reference design passes the silicon qualification tests.

The licensee is a major semiconductor foundry, whose primary business is manufacturing silicon wafers for its customers. The licensee licenses technology from third parties to use in its manufacturing process to ensure it does not violate intellectual property rights and expose it and its customers to infringement claims.  Between April 2006 and October 2006, without a license in effect, the licensee had been manufacturing products for its customers at the 90 and 65 nanometer process nodes, which incorporated our patented embedded memory technology. We executed License Agreement D with the licensee in October 2006 and provided the licensee with a license grant to our technology retroactive to April 2006.  Between April and October 2006, the licensee had shipped products incorporating our technology and incurred approximately $134,000 of royalties payable to the Company.

We considered SAB Topic 13.A. to determine the appropriate revenue recognition of the up-front fees, specifically the guidance set forth in paragraph 13.A.f, including footnote 36.   We determined that Fee Elements A and B had stand-alone value to the licensee based on the following:

•                  The licensee required the license as it was manufacturing and shipping product incorporating our technology in violation of our intellectual property rights;

•                  The licensee already had full use of the technology and was able to use it for its intended purpose without receipt of the undelivered elements, as evidenced by the fact that it was already manufacturing and shipping products incorporating our technology;

•                  The license grant was for the right to use the intellectual property on a non-exclusive basis;

•                  The licensee already owed us approximately $134,000 of royalties for shipments prior to the signing of License Agreement D; and

•                  The requirement for us to deliver two embedded memory semiconductor reference designs for the licensee to conduct silicon qualification did not impact the value of Fee Elements A and B to the licensee; the Licensee had full use of our technology and did not need to receive the two embedded memory semiconductor reference designs in order to recognize the benefits of Fee Elements A and B.

Upon the signing of License Agreement D, the undelivered elements consisted of Fee Elements C and D, the requirements to deliver reference designs at two process nodes for the licensee to conduct silicon qualification.  Silicon qualification is a certification process performed by the licensee to ensure the memory semiconductor reference designs developed by the Company have passed certain tests pre-defined by the licensee.  The Company was the primary beneficiary of the benefits of obtaining silicon qualification. Specifically, we could market the memory reference designs as being silicon-qualified and satisfy the requirement to be silicon-qualified that some semiconductor companies mandate that their suppliers comply with (i.e., certain customer prospects will not license technology from third party technology providers such as us, unless the technology is silicon-qualified on its foundry’s manufacturing process).  The potential benefit to the licensee was that if we were selling silicon-qualified designs we would bring more customers to them.  As such, the licensee did not require Fee Elements C and D to be completed in order to recognize the benefits of Fee Elements A and B.

We determined that we had objective and reliable evidence of fair value for Fee Elements C and D.  Our basis for this determination was that the $300,000 fee per reference design was consistent with the price that we were licensing memory reference designs to other licensees for designs on the same 90 nanometer and 65 nanometer processes.  We recognized revenue for Fee Elements C and D by applying the percentage of completion method of accounting in accordance with SOP 81-1. Per SOP 81-1, paragraph .12, “Contracts covered by [SOP 81-1] are binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to the buyer’s specifications.  Contracts consist of legally enforceable agreements in any form and include amendments, revisions, and extensions of such agreements.  Performance will often extend over long periods, and the seller’s right to receive payment depends on his performance in accordance with the agreement.  The service may consist of designing, engineering, fabricating, constructing, or manufacturing related to the construction or the production of tangible assets.”  Because Fee Elements C and D required the Company to deliver two reference designs that would be used for  silicon qualification testing, we considered SOP 81-1 to be the authoritative literature applicable to the revenue recognition of these elements.  We determined we had the ability to estimate the costs to complete these elements based on direct labor hours incurred.

Sincerely,

/s/ James W. Sullivan

James W. Sullivan
Chief Financial Officer
MoSys, Inc.

cc: Joyce Goto